Exhibit 99.1

CALEDONIA MINING CORPORATION PLC

Annual General Meeting of Shareholders of

Caledonia Mining Corporation Plc (the “Corporation”)

May 6, 2025

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

MATTERS VOTED UPON

Description of Matter Voted Upon	Outcome of Vote
1. The reappointments of the following persons as directors of the Corporation.	Carried (on a show of hands)
Mark Learmonth	For	10,128,948	(99.52%)
	Against	48,343	(0.48%)
	Abstain	1,019,818
John Kelly	For	10,889,477	(97.37%)
	Against	294,188	(2.63%)
	Abstain	13,444
Nick Clarke	For	11,091,699	(99.18%)
	Against	91,966	(0.82%)
	Abstain	13,444
Geralda Wildschutt	For	10,301,833	(92.11%)
	Against	882,200	(7.89%)
	Abstain	13,076
Gordon Wylie	For	10,293,398	(92.04%)
	Against	890,467	(7.96%)
	Abstain	13,244
Victor Gapare	For	10,906,885	(97.52%)
	Against	276,940	(2.48%)
	Abstain	13,284
Tariro Gadzikwa	For	11,082,442	(99.10%)
	Against	101,183	(0.90%)
	Abstain	13,484
Stefan Buys	For	11,134,799	(99.56%)
	Against	49,026	(0.44%)
	Abstain	13,284
Lesley Goldwasser	For	11,145,594	(99.65%)
	Against	39,318	(0.35%)
	Abstain	12,197

2. The reappointment of BDO South Africa Inc as auditor of the Corporation for the ensuing year and authorizing the directors to set the auditor’s remuneration was approved unanimously by way of a show of hands.

3. The reappointments of Mr. Wylie, Ms. Wildschutt, Ms. Gadzikwa and Ms. Goldwasser as members of the Audit Committee were approved unanimously by way of a show of hands.

Dated May 7, 2025